Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Lockheed Martin Corporation for the registration of $1,079,230,000, 6.15%, Series B Notes due in 2036 and to the incorporation by reference therein of our report dated February 22, 2006, with respect to the consolidated financial statements of Lockheed Martin Corporation, Lockheed Martin Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lockheed Martin Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Baltimore, MD

October 31, 2006